
July 30, 2015

<u>Via E-mail</u>
Debra A. Hess
Chief Financial Officer
NorthStar Realty Europe Corp.
399 Park Avenue, 18th Floor
New York, New York 10022

> **Re: NorthStar Realty Europe Corp.**
> **Registration Statement on Form S-11**
> **Filed July 2, 2015**
> **File No. 333-205440**

Dear Ms. Hess:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.   We note your disclosure that you are currently party to and may in the future enter into joint ventures to make investments in European commercial real estate. We further note your risk factor on page 35 explaining why you believe you are exempt from registration under the Investment Company Act. Please revise your disclosure to clarify the nature of your interests and percentage of ownership in the joint ventures. Please also provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we may refer your response to the Division of Investment Management for further review.

4.   We note your disclosure on the prospectus cover page that "this prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities." Please tell us why you believe this is an appropriate statement in light of the fact that you are registering the distribution of your securities under the Securities Act.

Summary

Our Properties, page 5

5.   We note your disclosure stating that "94% of our net operating income [was] generated from office properties as of March 31, 2015, adjusted for acquisitions and commitments to purchase real estate through June 15, 2015." Please tell us whether management views net operating income as a key performance indicator. We may have further comment.

Risk Factors

There will be conflicts of interest in our relationship with NSAM that could result in decisions that are not in the best interests of our stockholders, page 18

6.   We note your disclosure that NSAM expects to allocate investments on a rotating basis among the managed companies or strategic vehicles for which NSAM has determined the investment is equally suitable. We further note your disclosure that "[i]f, after an investment has been allocated to us or another entity, a subsequent event or development . . . makes it, in the opinion of NSAM, more appropriate for a different entity to fund the investment, NSAM may determine to place the investment with the more appropriate entity while still giving credit to the original allocation." Please revise to explain what is meant by "while still giving credit to the original allocation." Additionally, please revise to state how many other NSAM managed companies or strategic vehicles have similar investment strategies and will directly compete with you for investments.

Business

Our Properties, page 54

7.   We note that your portfolio has a weighted average remaining lease term of 5.6 years. Please include in your disclosure a table setting forth lease expirations for the current year and each of the subsequent nine years, including the number of tenants whose leases will expire, the total area in square meters covered by such leases, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases. Refer to Item 15(f) of Form S-11.

8.   We note from your disclosure set forth in the risk factor starting on page 25 under the heading "We may become responsible for capital improvements . . . ," that some of your properties may be subject to net leases. Please expand upon your disclosure to outline the principal terms of your leases, including the average length of your leases and the extent to which your tenants are responsible for repairs, insurance, and taxes on the properties. Refer to Item 14(c) of Form S-11.

9.   Please expand upon your disclosure to discuss whether your tenants are concentrated in one or more particular industries. Refer to Items 15(b) and (d) of Form S-11.

10.   Please revise the tabular disclosure on page 56 to disclose the average effective annual rental per square meter for each property. Refer to Item 15(e) of Form S-11.

11.   We note that a majority of your properties are subject to mortgages, and that you have approximately $1.2 billion of total mortgage financing. Please expand your disclosure relating to your mortgage debt to include the following: the current principal amount of each such mortgage, its interest and amortization provisions, its pre-payment provisions, and its maturity date and balance to be due at maturity assuming no payment has been made on principal in advance of its due date. Refer to Item 14(b) of Form S-11.

Unaudited Pro Forma Financial Information, page 64

12.   Please revise footnote 7 to the pro forma combined balance sheet or elsewhere, as appropriate, to include a reconciliation of the fair value of the assets and liabilities acquired to the purchase price of each portfolio.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 77

13.   Please provide a more detailed analysis of your anticipated uses of cash in the next year, including debt principal, interest payments, dividend commitments, anticipated capital expenditures and other material cash uses. Please describe the specific sources of capital you anticipate using for these purposes, in light of the fact that you do not currently appear to be a party to any credit facilities, repurchase agreements, or other similar sources of short-term liquidity.

Recent Developments

Senior Notes, page 80

14.   We note your description of your issuance of the 4.625% Senior Notes due December 2016. Please revise your disclosure to address the intended use of proceeds from this offering and to clarify whether you will have any obligations to NorthStar Realty in connection to its role as guarantor. Please also clarify the exemption from registration you are relying upon for this offering.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk, page 82

15.   Please tell us whether, and how, you monitor the creditworthiness of your tenants on an ongoing basis subsequent to the initial evaluation performed in connection with the acquisition of the property.

Our Operating Partnership, page 100

16.   Please advise us whether you anticipate that there will be any third-party limited partners of your Operating Partnership immediately following the Distribution. In the event that there will be third-party limited partners, please tell us what percentage interest you expect to hold in your Operating Partnership immediately following the distribution.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Daniel L. Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney

cc: Robert Downes
       Sullivan & Cromwell LLP